December 17, 2018

Scott R. Humphrey
Chief Financial Officer
Ciner Resources LP
Five Concourse Parkway
Suite 2500
Atlanta, GA 30328

       Re: Ciner Resources LP
           Form 10-K for Year Ended December 31, 2017
           Filed March 9, 2018
           Form 10-Q for Period Ended September 30, 2018
           Filed November 5, 2018
           File No. 001-36062

Dear Mr. Humphrey:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.



Form 10-Q for Period Ended September 30, 2018

Financial Statements
Condensed Consolidated Statements of Operations and Comprehensive Income, page
4

1. Please relabel the cost of products sold line item here and elsewhere throughout your filings, such as on page 24 of this Form 10-Q, to state that it excludes depreciation, depletion and amortization. Refer to SAB Topic 11:B.
 Scott R. Humphrey
Ciner Resources LP
December 17, 2018
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
20

2. In your Form 8-K filed on November 13, 2018, you disclose that Ciner Corp. delivered a notice to terminate its membership in ANSAC. Since ANSAC is your largest customer, please disclose the information required by Items 303(a)(1) through
(3) of Regulation S-K
         regarding this event or uncertainty if:
           you reasonably expect it will have a material unfavorable impact on your future net sales or net income and/or
           it is reasonably likely to result in your liquidity decreasing in any material way.
         Liquidity generally shall be discussed on both a long-term and short-term basis. Also, refer to the Instructions to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769, if
you have any questions.



                                                             Sincerely,
FirstName LastNameScott R. Humphrey
                                                             Division of
Corporation Finance
Comapany NameCiner Resources LP
                                                             Office of
Beverages, Apparel and
December 17, 2018 Page 2                                     Mining
FirstName LastName